SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 02/14 - Copel’s electricity sales to final customers grew by 9.6% in 2013

This report analyzes the performance of Copel’s electricity market between January and December 2013 and all comparisons refer to the same period in 2012.

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 9.6% between January and December.

The main contribution to this result is the 21.3% growth in electricity sales to the industrial segment as a result of the industrial performance in the State of Paraná in 2013 (5.7% growth until November versus 1.4% growth in Brazil) and the strategy adopted by Copel GeT to allocate more electricity to the free market, allowing electricity to be sold to industrial customers from other States.

The table below breaks down electricity sales by customer segment:

Segment				Energy Sold (GWh)
	Market
		4Q13	4Q12	Var. %	2013	2012	Var. %
Residential		1.755	1.691	3,8	6.888	6.559	5,0
	Total	2.703	2.229	21,3	10.675	8.799	21,3
Industrial	Captive	1.681	1.857	(9,5)	6.605	7.405	(10,8)
	Free	1.022	372	174,5	4.070	1.394	192,0
	Total	1.306	1.302	0,3	5.086	5.058	0,5
Commercial	Captive	1.303	1.300	0,2	5.074	5.048	0,5
	Free	3	3	-	12	10	17,1
Rural		525	513	2,3	2.081	2.025	2,8
Other		589	575	2,4	2.278	2.211	3,0
Energy Supply		6.878	6.310	9,0	27.008	24.652	9,6

Captive Market – Copel Distribuição

Electricity sales to Copel Distribuição’s captive market decreased by 1.4% in 2013 in comparison with 2012, chiefly due to the migration of industrial customers to the free market. Should the effect of the migrations to the free market be disregarded, Copel’s captive market would grow by 3.2% in the period.

The residential segment consumed 6,888 GWh, 5.0% up, due to the 3.9% increase in the customer base and the upturn in average consumption in the period, as a result of the increase in the employment level and higher income. At the end of 2013, this segment accounted for 30.1% of Copel’s captive market, totaling 3,320,098 residential customers.

The industrial segment, in the captive market, consumed 6,605 GWh, 10.8% down, due to the migration of large industrial customers to the free market. Should the effect of this migration be disregarded, the segment would grow by 3.5% over 2012, reflecting the growth in industrial production in the State. At the end of the period, this segment accounted for 28.8% of Copel’s captive market, with the company supplying power to 93,491 industrial customers.

(*) Amounts subject to rounding adjustments.	For further information, contact the Investor Relations area: ri@copel.com or (55 41) 3222-2027

The commercial segment consumed 5,074 GWh, 0.5% higher than in the same period the year before. At the end of 2013, this segment accounted for 22.1% of Copel’s captive market, with the company supplying power to 338,502 customers.

The rural segment consumed 2,081 GWh, growing by 2.8%, mainly due to the strong performance of agribusiness in the State of Paraná. At the end of December, this segment accounted for 9.1% of Copel’s captive market, with the company supplying power to 372.835 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,278 GWh, 3.0% up in the period. These segments jointly account for 9.9% of Copel’s captive market, totaling 56,567 customers at the end of the period.

The following table shows captive market trends by consumption segment:

	Number of Customers					Energy Sold (GWh)
	Dec/13	Dec/12	Var. %	4Q13	4Q12	Var. %	2013	2012	Var. %
Residential	3.320.098	3.196.457	3,9	1.755	1.691	3,8	6.888	6.559	5,0
Industrial	93.491	86.717	7,8	1.681	1.857	(9,5)	6.605	7.405	(10,8)
Commercial	338.502	327.244	3,4	1.303	1.300	0,2	5.074	5.048	0,5
Rural	372.835	372.640	0,1	525	513	2,3	2.081	2.025	2,8
Other	56.567	54.512	3,8	589	575	2,4	2.278	2.211	3,0
Captive Market	4.181.493	4.037.570	3,6	5.853	5.936	(1,4)	22.926	23.248	(1,4)

Copel Distribuição - Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 4.2%, as shown in the following table:

	Number of Customers/ agreements					Energy Sold (GWh)
	Dec/13	Dec/12	Var%	4Q13	4Q12	Var. %	2013	2012	Var. %
Captive Market	4.181.493	4.037.570	3,6	5.853	5.936	(1,4)	22.926	23.248	(1,4)
Concessionaries and Licensees	4	4	-	170	163	4,3	666	635	4,9
Free Customers*	128	89	43,8	1.180	815	44,8	4.439	3.020	47,0
Grid Market	4.181.625	4.037.663	3,6	7.203	6.914	4,2	28.031	26.903	4,2
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

(*) Amounts subject to rounding adjustments.	For further information, contact the Investor Relations area: ri@copel.com or (55 41) 3222-2027

Copel’s Consolidated Market

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers/					Energy Sold (GWh)
	Dec/13	Dec/12	Var. %	4Q13	4Q12	Var. %	2013	2012	Var.%
Copel DIS
Captive Market	4.181.493	4.037.570	3,6	5.853	5.936	(1,4)	22.926	23.248	(1,4)
Concessionaries and Licensees	4	4	-	170	163	4,5	666	635	4,9
CCEE (MCP)	-	-	-	29	3	808,0	62	36	72,2
Total Copel DIS	4.181.497	4.037.574	3,6	6.052	6.102	(0,8)	23.654	23.919	(1,1)
Copel GeT
CCEAR (Copel DIS)	1	1	-	198	331	(40,1)	831	1.316	(36,9)
CCEAR (other concessionaries)	36	37	(2,7)	1.650	3.625	(54,5)	6.389	13.780	(53,6)
Free Customers	27	15	80,0	1.025	375	173,3	4.082	1.404	190,8
Bilateral Agreements *	21	6	250,0	1.309	498	162,9	5.233	1.367	282,8
CCEE (MCP)	-	-	-	77	8	862,5	1.938	96	-
Total Copel GeT	85	59	44,1	4.259	4.837	(11,9)	18.473	17.963	2,8

Total Copel Consolidated	4.181.582	4.037.633	3,6	10.311	10.939	(5,7)	42.127	41.882	0,6
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, February 04, 2014.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

(*) Amounts subject to rounding adjustments.	For further information, contact the Investor Relations area: ri@copel.com or (55 41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.